EXHIBIT 4.2





           1994-1 AMENDMENT TO THE FHP INTERNATIONAL
           CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN


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                        AMENDMENT 1994-1

                  FHP International Corporation
                  Employee Stock Ownership Plan

          WHEREAS, FHP International Corporation and FHP, Inc.
(collectively, the "Companies") maintain the FHP International
Corporation Employee Stock Ownership Plan (the "Plan"); and

          WHEREAS, the Plan has applied to the Internal Revenue
Service for a determination letter regarding the tax-qualified status of the Plan; and

          WHEREAS, the Internal Revenue Service has requested that certain technical corrections be made to the Plan in connection with its application for a determination letter; and

          WHEREAS, it is also necessary to amend the Plan to comply with the reduction to the limitation on compensation under
Section 401(a)(17) of the Internal Revenue Code of 1986, as amended;

          NOW, THEREFORE, BE IT RESOLVED, the Plan is hereby amended, effective July 1, 1989 (except as otherwise stated below), as follows:

          1. The second paragraph of Section 1.08 of the Plan is amended to read as follows:

          "A Participant's annual Compensation in excess of $200,000 is disregarded for all purposes under the Plan. Such dollar limit will be adjusted each year pursuant to Code Section 401(a)(17). For purposes of the $200,000 limitation, the Compensation of any Participant who is either a 5% owner (as defined in Section 416(i)(1) of the Code), or one of the ten most highly paid Highly Compensated Employees during the Plan Year ("First Participant") shall be aggregated with the Compensation of any Participant who has not attained age 19 and is a lineal descendant of the First Participant and any Participant who is the spouse of the First Participant. In any case in which such aggregation would produce Compensation in excess of the $200,000 limitation, the amount of the First Participant's Compensation that is considered under the Plan shall be reduced until the $200,000 limitation is met. This paragraph is effective July 1, 1989."

          2. Effective July 1, 1994, Section 1.08 of the Plan is amended by adding the following paragraph at the end thereof:

          "Notwithstanding the foregoing, for Plan Years beginning on or after January 1, 1994, the $200,000 limit referred to above shall be reduced to $150,000 adjusted in accordance with Section 401(a)(17)(B) of the Code. For purposes of applying the $150,000 limit, the rules set forth in the preceding paragraphs shall continue to apply, except that "$150,000" shall replace "$200,000" each place it appears. The $150,000 limit shall be adjusted in increments of $10,000."

          3. The third sentence of Section 7.09 of the Plan is amended to read as follows:

          "If the Stock cannot be so valued on the basis of its closing price in recent public trading, its fair market value shall be determined by the Trustee in good faith based on all relevant factors for determining the fair market value of securities, including an independent appraisal by a person who customarily makes such appraisals and who meets requirements similar to the requirements of Treasury Regulations promulgated under Code Section 170(a)(1), if such an appraisal of the fair market value of the Stock as of the relevant date has been obtained."

          4.   Effective January 1, 1994, Section 11.04 of the
Plan is amended by adding the following subsection at the end thereof to read as follows:

          "(d) Notwithstanding anything else contained herein, if a distribution is one to which Sections
     401(a)(11) and 417 of the Code do not apply, such distribution may commence less than 30 days after the notice required under Treasury Regulation Section
     1.411(a)-11(c) is given, provided that:

               (i) the Committee clearly informs the Participant that the Participant has a right to a period of at least 30 days after receiving the notice to consider the decision of whether or not to elect a distribution (and, if applicable, a particular distribution option), and

               (ii) the Participant, after receiving the notice, affirmatively elects a distribution."

          5. Clauses (i) and (ii) of subsection 17.01(c) of the Plan are amended to read as follows:

          "(i) an officer of an Employer with annual earnings from the Employer greater than 50% of the maximum dollar limit under Code Section 415(b)(1)(A) in effect for the calendar year in which the Plan Year ends. In any Plan Year, officer will not include more than the lesser of:

          (A)  fifty employees, or

          (B) the greater of three employees or ten percent of the greatest number of employees the Employer had during the current Plan Year or any of the four immediately preceding Plan Years.

          Such limited number of officers will be selected from the group of all persons otherwise considered officers under this paragraph (i) in the current Plan Year or four immediately preceding Plan Years, selecting only those who had the highest annual earnings in such five year period;

               (ii) an employee who is one of the ten employees of the Employer having annual compensation from such Employer of more than the limitation in effect under Section 415(c)(1)(A) of the Code and owning (or considered as owning within the meaning of Section 318 of the Code) both more than a 1/2% interest and the largest interests in such Employer. An employee's ownership interest during a Plan Year is his greatest ownership interest at anytime during the Plan Year. If two employees have the same ownership interest, the employee with the greater earnings in the Plan Year of such ownership will be deemed to have the greater ownership interest."

          IN WITNESS WHEREOF, the Companies have caused their duly authorized officers to execute this Amendment 1994-1 to the Plan on this 1st day of June, 1994.

                              FHP, INC.

                              By: /s/ Mark B. Hacken
                              Its: President and Chief Executive
                                   Officer


                              FHP INTERNATIONAL CORPORATION

                              By: /s/ Mark B. Hacken
                              Its: President and Chief Executive
                                   Officer


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